May 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Gabriel Eckstein

Re:	hopTo Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed April 19, 2017
File No. 333-206861

Ladies and Gentlemen:

On behalf of hopTo Inc., a Delaware corporation (the “Company”), we are providing the Company’s responses to comments to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-206861) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 19, 2017 conveyed in a telephone call on May 1, 2017 of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission. In response to the Staff’s comments, we are filing with the Commission Pre-Effective Amendment No. 1 to the Registration Statement.

1.	References to the Private Securities Litigation Reform Act have been removed from the Registration Statement.

2.	The Company confirms that there were no re-sales of shares that were made in reliance on (a) Post-Effective Amendment No. 1 on Form S-1 (File No. 333-193666), which was declared effective on June 10, 2015, and (b) the Registration Statement on Form S-1 (File No. 333-206861), which was declared effective on September 22, 2015, nine months after the respective effective dates of such registration statements.

3.	The Company has included the entire Form 10-K for the year ended December 31, 2016 in Appendix A in the Registration Statement.

* * *

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2017

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 310-312-4252.

Very truly yours,

/s/ Katherine J. Blair

Katherine J Blair

cc:	Jean-Louis Casabonne, hopTo Inc.